                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

In the Matter of                                                CERTIFICATE
Cinergy Corp. et al.                                            OF
File No. 70-9015                                                NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions proposed in the  Application-Declaration on Form U-1, as amended (the  "Application"),  in the above  proceeding filed by
Cinergy Corp.  ("Cinergy")  and certain of its  subsidiary  companies -- namely,
Cinergy Services, Inc. ("Cinergy Services"), Cinergy Investments, Inc. ("Cinergy
Investments"),  The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc.
("PSI"),  The Union Light,  Heat and Power Company  ("ULH&P"),  Lawrenceburg Gas
Company  ("Lawrenceburg"),  The West  Harrison Gas and Electric  Company  ("West
Harrison"),1  Miami  Power  Corp.   ("Miami"),   Tri-State  Improvement  Company
("Tri-State") and KO Transmission  Company ("KO"; and, together with Cinergy and
the   aforementioned   associate   companies,   the  "Applicants")  --  and  the
Commission's  order dated May 30, 1997 with respect thereto (Rel. No. 35-26723),
Cinergy  Services,  on behalf of itself and the other  Applicants,  notifies the
Commission that:

     1. The following lists the maximum principal amount of external  short-term borrowings  -- i.e.,  bank  borrowings  and/or  commercial  paper -- at any time outstanding  during the calendar  quarter ended March 31, 2001 for the following companies:  (a) CG&E -- $80 million;  (b) PSI -- $181 million;  (c) ULH&P -- $0;
(d)  Lawrenceburg -- $0; (e) Miami -- $0; (f) Tri-State -- $0; (g) KO -- $0; and
(h) Cinergy Services -- $0.

     2. With respect to the  operation  of the Cinergy  system money pool during the calendar  quarter ended March 31, 2001: (a) the average annual interest rate applicable to borrowings  by  participating  companies was 6.12% (b) the maximum principal amount of money pool borrowings incurred by the respective  Applicants and  outstanding  at any time  during  the  aforesaid  quarterly  period  was as follows:  (i) CG&E-- $385.2 million,  (ii) PSI-- $237.2  million,  (iii) ULH&P--
$39.5  million,   (iv)  Lawrenceburg--  $2.9  million,   (v)  Miami--  $0,  (vi)
Tri-State--  $0, (vii) KO-- $0, and (viii)  Cinergy  Services--  $0; and (c) the maximum  principal  amount  of  funds  loaned  through  the  money  pool  by the respective Applicants and outstanding at any time during the aforesaid quarterly period was as follows: (i) Cinergy-- $385.2 million, (ii) CG&E-- $206.6 million,
(iii) PSI-- $16.7 million,  (iv) ULH&P-- $0, (v) Lawrenceburg-- $0, (vi) Miami--
$0, (vii)  Tri-State--  $0,  (viii) KO-- $0, and (ix) Cinergy  Services--  $66.9 million.

                              S I G N A T U R E

     Pursuant to the  requirements  of the Public Utility Holding Company Act of
1935, as amended,  the  undersigned  company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 15, 2001

                                           CINERGY SERVICES, INC.

                                           By: /s/Wendy L. Aumiller
                                               Assistant Treasurer

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1 West Harrison was merged into PSI and out of existence in a transaction exempt from  Commission  approval  requirements  under  the Act  consummated  in  early
January, 2001.